Exhibit 17.1

Date: 03/18/2011

ProConcept Marketing Group, Inc.
Atlanta, GA

Re: Letter of Resignation as (officer/Director & Position)

To whom it may concern,

Please accept this letter as my resignation as (Officer/Director & Position) of ProConcept Marketing Group, Inc., effective immediately.

Thank you,

/s/ Joel Stohlman

Joel Stohlman